July 27, 2018



Michael A. Ewald
Chief Executive Officer
Bain Capital Specialty Finance, Inc.
200 Clarendon Street, 37th Floor
Boston, Massachusetts 02116

       Re:    Bain Capital Specialty Finance, Inc.
              Confidential Draft Registration Statement on Form N-2 Submitted June 29, 2018
              File No. 814-01175

Dear Mr. Ewald:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

   1. Prior to effectiveness, please have a FINRA representative contact us to confirm its review and approval of the underwriting terms.

   2. We note substantial portions of your filing are incomplete and that you have not filed certain exhibits. Please note that we may raise additional comments after this information is provided and plan accordingly.
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 2

Prospectus Summary

   3. On page two you disclose weighted average net debt to EBITDA as of March 31, 2018 and state that "[t]he weighted average net debt to EBITDA of [y]our portfolio companies represents [y]our portfolio companies' last dollar of invested debt capital (net of cash) as a multiple of EBITDA." Please revise your disclosure to clarify what you mean by "last dollar of invested debt capital." In addition, with a view to disclosure, please tell us how
      "net debt" and "EBITDA" are typically calculated at the portfolio company level and, to the extent such calculations include various adjustments, tell us the nature of the adjustments and the impact they have on the comparability of your metrics.

   4. We note the disclosure on page seven and elsewhere addressing your historical use of leverage, as well as the potential that you may issue debt or preferred securities or seek to reduce your asset coverage ratio pursuant to the Small Business Credit Availability Act. If you intend to significantly alter your capital structure over the next year this information may be material to investors and your intentions should be clearly set forth in your disclosure. In this respect we further remind you that Item 303(a)(2) of Regulation S-K generally requires you to address any expected material changes in the mix and relative costs of your capital resources while Item 303(a)(3)(ii) of Regulation S-K requires disclosure of known events that will cause a material change in the relationship between costs and revenues. Please revise or advise as appropriate.

   5. On page seven you state "'[t]he conflicts of interest that we may encounter include those discussed below and elsewhere throughout this prospectus, although such discussions do not describe all of the conflicts that we may face." Please revise this statement to avoid implying that your conflicts-related disclosures are incomplete. Please make conforming changes throughout, as necessary.

   6. We note the disclosure on page 11 under "Use of Proceeds" stating "we expect the portion of the proceeds to be allocated to investments within six months." It is unclear what portion you are referring to, please revise as appropriate.

Fees and Expenses, page 16

   7. We note that you do not present Acquired Fund Fees and Expenses (AFFE) in your fee table related to your joint venture in Antares Bain Capital Complete Financing Solution (ABCS).
      Please revise to do so or explain in correspondence why this disclosure is not required.

Risk Factors, page 19

   8. Please remove or revise the page 19 sentence "[t]he risks set forth below are not the only risks we face ..." to avoid implying that your disclosure is materially incomplete.
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 3

   9. Currently you present approximately 48 pages of risk factors. Some of the risk factors are lengthy, detailed, and complex. Others are generic and would apply to any issuer.
      We are concerned that the length and complexity of the risk disclosure may distract investors from other essential information contained in your prospectus. Please review the risk factors to ensure it is clear and concise and revise as necessary.

   10. On page 19 you refer to "stretch senior" loans. Please tell us in correspondence what these are.

   11. The disclosure on page 24 states that you, your Adviser, and portfolio companies may engage common service providers and that this may create conflicts if, for example, the
       Adviser "receives a benefit from such service providers, such as lower fees, that it would not receive absent the engagement of such service provider by the Company and/or the portfolio companies." Briefly explain to us in correspondence how your policies and procedures address these types of conflicts.

   12. Please revise your fee-related risk factor on page 24 to explain, in clear, concise, and understandable language accessible to retail investors:
           What the terms "gross assets" and "net assets" are, how they differ, and why the differences are relevant to the risks you describe;
           How using gross assets as the base for management fees creates an incentive to leverage the portfolio; and,
           How using leverage may make it easier to meet incentive fee hurdles in certain market conditions due to the fact that you will earn income on gross assets while your hurdle uses net assets.
       In addition, please clarify the sentence "investors in our common stock will invest on a
       "gross" basis and receive distributions on a "net" basis after expenses
...."

   13. On page 32 you disclose that, under your Revolving Credit Facilities, you "may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings ..." Please revise your disclosure where appropriate to address the actual, material, portfolio limits imposed by your borrowing agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

   14. Management's Discussion and Analysis (MD&A) is critical to an investor's understanding of your business and results of operations. While you currently provide an Overview on page 78 your disclosure does not highlight for investors the significant events, trends, and uncertainties you view as most critical to your revenues, financial position and results of operations.
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 4

       Potential topics for discussion might include, for example, how have changes in interest rates impacted your revenues, expenses, and net income? Have rising rates impacted your portfolio valuations or increased the likelihood that some portfolio companies may experience financial stress or perform below expectations? Have there been any significant changes to the net debt/EBITDA or interest coverage multiples you invest in? Have the
       LIBOR spreads at which you lend or covenant protections you negotiate changed significantly?

       These are examples only. Ultimately MD&A should enable investors to see the business through the eyes of management and the narrative should discuss the events, trends and uncertainties management considers material. The discussion should be both qualitative and quantitative; it should endeavor to explain the "why" behind various trends and discuss how the trends have impacted, or may impact, your results of operations and financial condition.
       MD&A should also focus on the key performance indicators management uses in analyzing your financial condition and results of operations. For guidance, please refer to Commission
       Guidance Regarding Management's Discussion and Analysis, Release No. 33-8350
       (December 19, 2003). Please revise accordingly.

   15. On page 78 you state that the investment pace was slower than target for the quarter ended
       March 31, 2018. If material please explain why the pace was slower.

Antares Bain Capital Complete Financing Solution, page 90

   16. Please file the limited liability company agreement referred to on page 90 as an exhibit.

   17. With respect to your investment in ABCS, please (1) disclose whether your consent is required in order for ABCS to make any capital calls, and otherwise explain why your $243 million in unfunded capital contributions isn't an unfunded commitment;
(2) disclose the
       extent to which you have assumed or guaranteed any of ABCS's obligations or confirm in correspondence that you have not done so; and, (3) disclose any payments by ABCS to the adviser during the period covered by the financial statements.

   18. On page 90 you disclose that ABCS's affairs are conducted by Antares Credit, as manager of ABCS. Briefly disclose any fees ABCS pays for these services and explain how the fees are determined.

   19. Please disclose the material leverage and borrowing base restrictions associated with the
       ABCS Facility.
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 5

Results of Operations, page 96

   20. On page 96 you tell investors what your investment income was "comprised of" without any further explanation of the material factors that contributed to line item changes period to period. Please revise to provide investors with meaningful quantitative and qualitative discussions of the underlying reasons behind material changes in significant line items.
       Revised disclosure might quantify the change in investment income based on higher asset levels and/or higher interest rates on portfolio securities, for example. Please revise as appropriate.

   21. We note that you recorded positive valuation adjustments in several periods. Please revise your Overview and Results of Operations disclosures to:
           Disclose the material factors causing valuation adjustments between periods; and,
           Address the degree to which future valuation adjustments are likely going forward and in particular whether there are any constraints on positive valuation adjustments.
       In addition, please confirm in correspondence that your valuation policy has been consistent, and consistently applied, across each period covered by your financial statements.

   22. Please confirm the accuracy of your statement on page 97 that "[f]or the three months ended
       March 31, 2018, we had $0.9 million in unrealized appreciation on forward currency exchange contracts, which was substantially offset by an increase in the unrealized appreciation of our investments due to foreign currency fluctuations."

Financial Condition, Liquidity and Capital Resources, page 99

   23. Please revise the disclosure under Capital Share Activity to indicate the per share purchase price for each transaction.

   24. The disclosure on page 100 indicates that your obligations under the Revolving Credit
       Agreement are secured by capital commitments. Disclosure elsewhere indicates these commitments will terminate. Please clarify the implications of such termination, if any.

   25. Please disclose the LIBOR margins you pay on your indebtedness.

   26. On page 104 you disclose approximately $96 million in unfunded commitments. Please confirm in correspondence that you reasonable believe your assets will provide adequate cover to allow you to satisfy your unfunded commitments, and explain to us the basis for your belief.

Contractual Obligations, page 108

   27. The disclosure on page 108 states that you reimburse the Administrator for its costs and expenses "including compensation paid to or compensatory distributions received by our officers ... and any of their respective staff who provide services ..." Your disclosure
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 6

       should clearly delineate what is covered by the Advisory Agreement, and included in the advisory fee, from the services paid for pursuant to the Administrative Agreement. In addition, is unclear who pays for the Advisor's overhead, including rent and other expenses.
       Please revise here and elsewhere as appropriate.

Business, page 111

   28. On page 114 you reference your "Thoughtfully Constructed Portfolio." However, it is unclear what you mean by this. Please revise to address any portfolio construction
       parameters   such as deal size, industry or geographic concentrations
used and otherwise
       explain how you construct the portfolio as a whole.

   29. Your disclosure indicates that you invest primarily in senior secured loans. We also note that several of the industries you invest in are not usually associated with a high degree of tangible assets. Currently it is unclear whether your loans are typically backed by specific assets/collateral or backed by the overall enterprise value of the borrowing entity. Please revise to address the type of collateral you typically lend against, the process you use to determine collateral sufficiency, and risks associated with insufficient portfolio company balance sheet assets.

   30. The disclosure on page 119 emphasizes that your "exits are drive by a sale of the portfolio company or a refinancing of the portfolio company's debts." It is unclear whether your analysis considers a portfolio company's ability to repay its borrowings with cash flow from operations over time. Do you assume repayment based on the portfolio company's ability to refinance? If so, please ensure your risk factors appropriately address these risks, including the potential that valuation multiples required to exit may be worse than the enterprise value you used to make your investment decision.

Management, page 129

   31. Briefly explain to us the basis for your statement that you are not part of a "fund complex"
       or "family of investment companies."

Management Agreements, page 141

   32. Please remove the page 147 paragraph beginning "[t]he summaries of the Investment
       Advisory Agreement and the Administration Agreement are not necessarily complete ..." or explain why this disclosure is appropriate.

Determination of Net Asset Value, page 159

   33. On page 160 you indicate that your valuation for each portfolio investment will be reviewed by an independent valuation firm. Based on your most recently completed fiscal year, please tell us more about how this process works. For example, please tell us: (1) what
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 7

       information the valuation firm considers; (2) how the valuation firm obtains its information;
       (3) the amount of overlap between what you consider, and the valuation firm considers; (4)
       in percentage terms, how close are the valuation firm's valuations to yours typically, and (5)
       how does the board consider and resolve material valuation differences. These are examples only. If there are other components to the process that we should understand, please tell us those in your response.

Description of Capital Stock, page 161

   34. Please remove the statement that "[t]his summary is not necessarily complete, and we refer you to the DGCL ..."

Underwriting, page 185

   35. Either here or under Use of Proceeds, please disclose the approximate dollar amount of offering proceeds being paid to each lender who is affiliated with one of your underwriters.

Accounting Comments

General

   36. Please ensure all consents are filed relating to the Financial Statements as well as the
       Senior Securities Table when you publicly file on EDGAR
       .
   37. Please provide an audit opinion for the senior securities table in accordance with Form N-
       2 Item 4.3.

Summary

   38. On page six you identify the Company as non-diversified. Have you been operating as non-diversified? If not, please explain and update the disclosure accordingly, if applicable.


Interim and Audited Financial Statements, dated March 31, 2018 and December 31, 2017

   39. At the bottom of each page of the financial statements, please include, "See Notes to
       Consolidated Financial Statements".

   40. F-1   We noted that the incentive fee payable balance at 3/31/18 represents the total
       payable for incentive fees incurred for both 2016 & 2017. Can you please supplementally explain why these fees are still payable, and confirm whether these fees have since been settled. Please supplementally explain which component of the incentive fee that this
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 8

       relates to, and whether the settlement is consistent with the terms of the Investment
       Advisory Agreement?


   41. F-5 SOI 3/31/18   For securities with payment in kind (PIK) income,
please disclose the
       rate paid in kind in accordance with S-X 12-12.4

   42. F-10 SOI 3/31/18- Please disclose the class of shares held of other registered funds as part of the title of issue (S-X Article 12-12). Ie- Goldman Sachs Financial Square
       Government Fund.

   43. F-11   If Bain holds any restricted securities ensure compliance with
S-X 12-12, footnote
       8, which requires that restricted securities are marked with an appropriate symbol noting the restriction. In future filings please denote these securities as required by Reg. S-X.

   44. F-34 Antares Bain Capital Complete Financing Solution SOI -The Antares Bain Capital
       Complete Financing Solution LLC position was 28.7% of the net assets of the Company at 3/31/18. As of March 31, 2018 ABCS's portfolio was comprised of senior secured unitranche loans of 14 different borrowers, respectively. With respect to these co-lending arrangements (unitranche loans), please supplementally inform the Staff of the following:
                      The accounting policy applied to these co-lending arrangements;
                      How the valuation of these investments takes into account the payment prioritization/payment waterfalls;
                      The impact of such co-lending arrangements on the calculation of interest income under the effective interest method; and Whether any co-lenders under these co-lending arrangements are affiliates
                      of the Company.


   45. Confirm that the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied. Please provide the Staff with your calculations.
                      The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to
                      RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the
                      Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries
                      (generally, 25% or more ownership) not consolidated. Subsidiary is defined by 1-02(x) of Regulation S-X as"...
an affiliate
                      controlled by such person directly or indirectly through one or more intermediaries". An affiliate is defined by 6-02(a) of Regulation S-X as
                      "as defined in Section 2(a)(3) of the Investment Company Act of 1940
                      unless otherwise indicated. The term "control" has the meaning (given) in
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 9

                      section 2(a)(9) of the Act". Section 2(a)(9) of the Investment Company
                      Act of 1940 defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company... Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company".

       Refer to the IM Guidance Update No. 2013-07. September 2013: http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-07.pdf

   46. F-45   We noted the following disclosure, The Base Management Fee is calculated at an
       annual rate of 1.50% (0.375% per quarter) of the average value of the Company's gross assets (excluding cash and cash equivalents, but including assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters. Further, The Advisor, however, has agreed to waive its right to receive Base
       Management Fee in excess of 0.75% of the aggregate gross assets excluding cash
       (including capital drawn to pay the Company's expenses) during any period prior to a
       Qualified IPO. A "Qualified IPO" is an initial public offering of the Company's common stock that results in an unaffiliated public float of at least the lower of (A) $75 million and (B) 15% of the aggregate capital commitments received prior to the date of such initial public offering. If a Qualified IPO does not occur, such fee waiver will remain in place through liquidation of the Company. The Advisor will not be permitted to recoup any waived amounts at any time and the waiver agreement may only be modified or terminated prior to a Qualified IPO with the approval of the Board. Have there been any waivers of the base management fee to date? If so, please disclose.

   47. F-58   Unfunded Commitments - Please confirm that the unfunded
commitments are fair
       valued (ASC 820). Please explain why the Fund did not include disclosures regarding the nature and risks of unfunded equity commitments (BCC Jetstream Holdings Aviation (On
       II), LLC) including whether if such investments are sold, it is probable that they'll be sold at amounts different from NAV per share (ASC 820-10-50-6A).

   48. F-85   We noted the following disclosure within the notes to the
12/31/17 financial
       statements, "Offering costs of the Company incurred prior to the commencement of operations have been recognized as a deferred charge and are amortized on a straight line basis over 12 months beginning on the date of commencement of operations and are shown in the Company's consolidated statements of operations." Discuss in your response letter the Fund's method for accounting for offering expenses. Please include in the response the literature that supports the accounting. ((I do not see reference
 Michael A. Ewald
Bain Capital Specialty Finance, Inc.
July 27, 2018
Page 10

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

         We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

                                       * * * * *

        If you have any questions on the financial statements or related matters, please contact
Lauren Hamilton at (212) 336-7874. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.



                                                             Sincerely,

                                                             /s/

                                                             Jay Williamson
                                                             Senior Counsel




cc:    Proskauer Rose LLP
              Monica J. Shilling

       Bain Capital Specialty Finance, Inc.
             Michael Treisman